Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Endeavour Silver Corp. (“Endeavour”)
301 – 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

Item 2.	Date of Material Change

July 13, 2012

Item 3.	News Release

News Release dated July 13, 2012 was disseminated through Marketwire.

Item 4.	Summary of Material Change

Endeavour completed the acquisition of AuRico Gold Inc.’s 100% interests in the El Cubo silver-gold mine in Guanajuato State, Mexico and the Guadalupe y Calvo silver-gold exploration project in Chihuahua State, Mexico.

Item 5.1	Full Description of Material Change

Endeavour completed the acquisition of AuRico Gold Inc.’s 100% interests in AuRico Gold Inc.'s El Cubo silver-gold mine in Guanajuato State, Mexico and the Guadalupe y Calvo silver-gold exploration project in Chihuahua State, Mexico. The total consideration paid at closing by Endeavour was US$200 million comprised of US$100 million in cash and US$100 million in common shares of Endeavour (11,037,528 common shares). AuRico Gold Inc. will also be entitled to receive up to an additional US$50 million in cash payments from Endeavour conditional on the occurrence of certain events during the next three years.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Bradford J. Cooke, Chairman and Chief Executive Officer
Telephone: (604) 685-9775

Item 9.	Date of Report

July 17, 2012